INCYTE CORPORATION

Experimental Station, Route 141 & Henry Clay Road

Building E336, Wilmington, DE 19880

(302) 498-6700

Telecopier:  (302) 425-2707

June 16, 2008

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Incyte Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed March 6, 2008
File Number: 001-12400

Dear Mr. Rosenberg:

On behalf of Incyte Corporation (“Incyte,” “we” or the “Company”), set forth below are the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated June 4, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 1.  Organization and Summary of Significant Accounting Policies

Research and Development, pages 58-59

1.

Please tell us why you believe recording a monthly allocation of expense for your pass through fees is in accordance with GAAP.  In this respect, provide additional disclosure as to how the allocations are made, the methods of recording the expense, what estimates are involved, and how often you reconsider the estimates.

Response:

Incyte utilizes clinical research organizations (“CROs”) to manage and conduct our clinical trial research on our various chemical compounds.  These trials range from animal toxicity studies to full scale human clinical trials.  The purpose of these trials is to determine the efficacy and safety of our compounds.  Our CRO contracts generally include pass through fees.  Pass through fees include, but are not limited to, regulatory expenses, investigator fees, travel costs, and other miscellaneous costs including shipping and printing fees.  To ensure that these pass through fees are expensed as incurred, we allocate a portion of the total pass through costs under our CRO contracts that span multiple accounting periods to research and development expense based on estimates of the amount of work completed for the clinical trial at the conclusion of each period.  The amount of work completed for our clinical trials is estimated based on the best information available at the time and is updated on a monthly basis.  These estimates are monitored through correspondence with our CROs, internal reviews with our clinical trial project managers and a review of contractual terms.  The factors utilized to derive the estimates include the number of patients enrolled, the duration of the clinical trial, estimated patient attrition, screening rate and the length of the dosing regimen.

Beginning with our Form 10-Q for the period ending June 30, 2008 and in future filings, we will modify our disclosure, which will be set forth under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies and Significant Estimates—Research and Development Costs,” to read as follows:

Our CRO contracts generally include pass through fees.  Pass through fees include, but are not limited to, regulatory expenses, investigator fees, travel costs, and other miscellaneous costs including shipping and printing fees.  We expense the costs of pass through fees under our CRO contracts as they are incurred, based on the best information available at the time.  The estimates of the pass through fees incurred are based on the amount of work completed for the clinical trial and are monitored through correspondence with the CROs, internal reviews and a review of contractual terms.  The factors utilized to derive the estimates include the number of patients enrolled, duration of the clinical trial, estimated patient attrition, screening rate and length of the dosing regimen.   CRO fees incurred to set up the clinical trial are expensed during the setup period.

Note 3.  Concentration of Credit Risk, page 61

2.                                       We note your statement on page 61 that “A single customer contributed 87%, 88% and 21% of total revenues for the years ended December 31, 2007, 2006 and 2005, respectively.”  Supplementally, please confirm that this single customer is Pfizer.

Response:

We supplementally confirm that the single customer is Pfizer Inc. for the years ended December 31, 2007 and 2006.  For the year ended December 31, 2005 the single customer is Affymetrix, Inc.

Note 4.  Collaborative License Agreement, page 61

3.                                       Please revise your disclosure to include the length of and termination provisions for the collaborative license agreement with Pfizer.  Please clarify whether you have any remaining obligations under this agreement and why it was appropriate to recognize the $40 million upfront payment over two years. Specifically tell us how you addressed the joint research committee obligation and the development committee obligation in your analysis.

Response:

Effective in January 2006, we entered a collaborative research and license agreement with Pfizer Inc. (“Pfizer”) in connection with our CCR2 antagonist program.  Pfizer gained worldwide development and commercialization rights to our portfolio of CCR2 antagonist compounds.  Pfizer’s rights extend to the full scope of potential indications, with the exception of multiple sclerosis and autoimmune nephritides, where we retained worldwide rights, along with certain compounds.  We have no ongoing obligations to Pfizer on pre-clinical development candidates we select for pursuit in these indications.   Additionally, we have no co-development or co-marketing obligations as part of the agreement.  Pfizer is responsible for all funding costs in connection with the development and marketing of compounds in their indications.  The agreement will terminate upon the expiration of the last to expire of patent rights licensed under the agreement. Prior to such expiration, either party can terminate the agreement for the uncured material breach of the agreement by the other party or for the insolvency of the other party. In addition, Pfizer may terminate the agreement at any time upon ninety (90) days’ notice.  We received an upfront nonrefundable, non-creditable payment of $40 million in January 2006 and are eligible to receive additional future development and milestone payments.  As part of this worldwide research and license agreement with Pfizer we also agreed to a two year research plan (“the Research Plan”) to conduct further drug discovery efforts on the CCR2 portfolio of compounds.  We received reimbursement based on an agreed upon full time equivalent rate for the work performed during the research period.

We determined that there were two deliverables under the agreement:  (i) the worldwide license and (ii) our obligations in connection with the Research Plan.  We concluded that these deliverables should be accounted for as a single unit of accounting and the $40 million upfront payment should be recognized as revenue over the two year term that we complete our obligations in connection with the Research Plan, our estimated performance period under the agreement.  We have no further substantive obligations to Pfizer after completion of the term of the Research Plan.

Our obligations in connection with the Research Plan were limited to completion of chemistry and biology research services on Pfizer’s behalf by our full time equivalents (FTEs).  Since we have no substantive obligations after the completion of the Research Plan, we concluded that two years is the appropriate period over which to recognize the $40 million upfront payment.  Consistent with the terms of the agreement and our original expectations at the inception of the agreement, the Research Plan concluded after two years in January 2008 and, as such, there are no remaining substantive obligations to Pfizer under the agreement.

The agreement also included our participation in a joint research committee (“RC”) and a joint development committee (“DC”). The primary functions of the RC were to oversee the Research Plan by:

•                  Encouraging and facilitating ongoing cooperation and information exchange;

•                  Monitoring the progress of the Research Plan and the parties diligence in carrying out their responsibilities thereunder;

•                  Preparing amendments to the Research Plan, if necessary; and

•                  Performing such other functions as appropriate to further the purposes of the Research Plan.

The RC is composed of three representatives from Pfizer and three representatives from Incyte.  Decisions under the committee are made by consensus, with Pfizer having final decision making authority.  During the term of the Research Plan the RC met on at least a quarterly basis.  While the RC met regularly during the term of the Research Plan, it will meet only if necessary after the end of the Research Plan.  Our participation in the RC is not considered a substantive obligation or deliverable under the agreement because during the term of the Research Plan, the activities of the RC were primarily of a governance nature, including monitoring progress and encouraging and facilitating information exchange.   After the completion of the Research Plan, the activities of the RC became so limited that they are inconsequential and perfunctory.

The primary function of the DC is to review and discuss past, current and future clinical development activities being performed and to share information.  The DC has no decision making authority and was established only for information sharing purposes between the two companies.  The DC is comprised of four representatives from Incyte and four representatives from Pfizer and is chaired by one of the Pfizer representatives.  Due to Pfizer’s considerable experience in drug development, Incyte was not contributing unique expertise and skills in connection with the development process.   Participation on the DC is important to Incyte only so that we are aware of Pfizer’s development activities.

Since the DC has no decision making authority, Incyte does not contribute unique expertise and skills, and is primarily a vehicle for information exchange, our involvement is not considered a substantive obligation or a deliverable under the agreement.

In conclusion, management determined that the $40 million upfront fee should be recognized over two years for the following reasons:

•                  Incyte has no continuing performance obligation after the two year Research Plan period;

•                  There are no co-development or co-commercialization obligations with Pfizer;

•                  There is no cost sharing with Pfizer;

•                  The activities of the RC during the two year Research Plan were primarily of a governance nature and its activities are inconsequential and perfunctory after that period;

•                  Pfizer has the final decision making authority on the RC; and

•                  The DC has no decision making authority and serves only as an information sharing body to inform each party of their respective development plans.

Beginning with our Form 10-Q for the period ending June 30, 2008 and in future filings, we will modify our disclosure, set forth under “Note 5.  Collaborative research and license agreement,” to read as follows:

Effective in January 2006, we entered a collaborative research and license agreement with Pfizer Inc. (“Pfizer”) for the pursuit of our CCR2 antagonist program.  Pfizer gained worldwide development and commercialization rights to our portfolio of CCR2 antagonist compounds.  Pfizer’s rights extend to the full scope of potential indications, with the exception of multiple sclerosis and autoimmune nephritides, where we retained worldwide rights, along with certain compounds.  We do not have obligations to Pfizer on pre-clinical development candidates we select for pursuit in these indications.  The agreement will terminate upon the expiration of the last to expire of patent rights licensed under the agreement. Prior to such expiration, either party can terminate the agreement for the uncured material breach of the agreement by the other party or for the insolvency of the other party. In addition, Pfizer may terminate the agreement at any time upon 90 days’ notice.  We received an upfront nonrefundable, non-creditable payment of $40 million in January 2006 and are eligible to receive additional future development and milestone payments.

We determined that there were two deliverables under the agreement:  (i) the worldwide license and (ii) our obligations in connection with a research plan (the “Research Plan”), which were limited to completion of chemistry and biology research services on Pfizer’s behalf by our full time equivalents (FTEs).  We concluded that these deliverables should be accounted for as a single unit of accounting and the $40 million upfront payment should be recognized as revenue over the two year term that we complete our obligations in connection with the Research Plan, our estimated performance period under the agreement.  We have no further substantive obligations to Pfizer after the completion of our obligations in connection with the Research Plan.  All milestone payments will be recognized as revenue upon the achievement of the associated milestone.  Consistent with the terms of the agreement and our original expectations at the inception of the agreement, the Research Plan concluded after two years in January 2008 and, as such, there are no remaining substantive obligations under the agreement.

4.                                       Please clarify in “Revenue Recognition” in Note 1 your revenue recognition policy for contract revenues.  The disclosure that states that contract revenues in connection with research services are recognized as earned is vague.

Response:

We recognize contract revenues in connection with research activities provided to Pfizer in the same period in which those services are performed.

Beginning with our Form 10-Q for the period ending June 30, 2008 and in future filings, we will modify our disclosure to read as follows:

We recognize contract revenues for research services provided by our full time equivalents to Pfizer in the period in which the services are performed.

Schedule 14A filed April 7, 2008

Corporate Governance

Certain Relationships and Related Transactions, page 11

5.                                       We note that you have not provided disclosure regarding transactions with related persons in response to Item 404(a) of Regulation S-K.  Supplementally, please confirm your apparent conclusion that you did not have any reportable transactions under this Item.

Response:

We supplementally confirm that we did not have any reportable transactions under Item 404(a) of Regulation S-K.

Executive Compensation, page 14

General

6.                                       It appears that you have not provided the table required by Item 402(g) of Regulation S-K regarding option exercises and vesting.  Please supplementally explain to us why you have not included the table.

Response:

We supplementally note that there were no exercises of stock options, stock appreciation rights or similar instruments, nor was there any vesting of stock, including restricted stock, restricted stock units or similar instruments, during the fiscal year ended December 31, 2007, for any of the named executive officers for which information would be required to be reported in the table contemplated by Item 402(g) of Regulation S-K. Accordingly, the table contemplated by Item 402(g) was omitted pursuant to Item 402(a)(5) of Regulation S-K.

*           *           *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (302) 498-6700.

Sincerely yours,

/s/ David C. Hastings
Executive Vice President and
Chief Financial Officer

cc:	Patricia A. Schreck, Incyte Corporation
Stephen Simpson, Ernst & Young LLP
Jason Frederick, Ernst & Young LLP
Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP